Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 11, 2017	February 13, 2016
Earnings:
Income before income taxes	$775,367	$752,813
Fixed charges	111,552	109,249
Less: Capitalized interest	(445)	(347)

Adjusted earnings	$886,474	$861,715

Fixed charges:
Gross interest expense	$65,257	$65,534
Amortization of debt origination fees	3,948	3,538
Interest portion of rent expense	42,347	40,177

Fixed charges	$111,552	$109,249

Ratio of earnings to fixed charges	7.9	7.9

	Fiscal Year Ended August
	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)
Earnings:
Income before income taxes	$1,912,714	$1,802,612	$1,662,714	$1,587,683	$1,452,986
Fixed charges	238,389	236,996	249,513	265,108	250,056
Less: Capitalized interest	(909)	(963)	(1,041)	(1,303)	(1,245)

Adjusted earnings	$2,150,194	$2,038,645	$1,911,186	$1,851,488	$1,701,797

Fixed charges:
Gross interest expense	$142,981	$146,777	$163,544	$180,085	$170,481
Amortization of debt origination fees	7,980	6,230	6,856	8,239	8,066
Interest portion of rent expense	87,428	83,989	79,113	76,784	71,509

Fixed charges	$238,389	$236,996	$249,513	$265,108	$250,056

Ratio of earnings to fixed charges	9.0	8.6	7.7	7.0	6.8

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